Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-163511

April 7, 2010

ProShares
ETFs, Chapter Two.

If Greece _____,
then the euro will _____.

Whether you think markets will rise or fall, chances are you can put your ideas into action with the largest family of leveraged and inverse ETFs in the world.[1] Learn more about ProShares innovative array of over 100 ETFs.

EUO UltraShort Euro

ProShares UltraShort Euro seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the U.S. dollar price of the euro.


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ULE Ultra Euro

ProShares Ultra Euro seeks daily investment results, before fees and expenses, that correspond to twice (200%) the U.S. dollar price of the euro.


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These ETFs have an objective (target) ***for a single day***. Due to the compounding of daily returns, returns for these ETFs over periods other than one day will likely differ in amount and possibly direction from the target return for the same period. Investors should monitor their holdings consistent with their strategies, as frequently as daily.

These ETFs are not regulated under the Investment Company Act of 1940. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its daily objective. These ETFs use leverage and may invest in financial instruments, such as swap agreements, forward contracts, and futures and options, resulting in greater volatility than investments in traditional securities and which may cause large losses. These ETFs are not suitable for all investors.

ProFunds Group

ProShares Trust II (issuer) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 866.PRO.5125, or visit www.proshares.com, or you may request a copy from any underwriter or other dealer participating in the offering.

The euro benchmark is the 4 pm ET euro in U.S. dollar terms (EUR/USD cross rate) as published in *The Wall Street Journal* and is tracked to 4 decimal places. The EUR/USD cross rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one euro.

[1]Source: Lipper, based on a worldwide analysis of all of the known providers of funds in these categories. The analysis covered ETFs, ETNs, and mutual funds by the number of funds and assets (as of 6/30/2009).

FOR FINANCIAL PROFESSIONALS ONLY. NOT FOR PUBLIC DISTRIBUTION.